Qfin Holdings, Inc.
7/F Lujiazui Finance Plaza
No. 1217 Dongfang Road
Pudong New Area, Shanghai 200122
People’s Republic of China

August 19, 2025

VIA EDGAR

Ms. Kathleen Collins

Ms. Brittany Ebbertt

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qfin Holdings, Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2024
Response dated July 31, 2025
File No. 001-38752

Dear Ms. Collins and Ms. Ebbertt:

This letter sets forth the Company’s response to the comment contained in the letter dated August 5, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on March 25, 2025 (the “2024 Form 20-F”) and the Company’s response dated July 31, 2025. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Qfin Holdings, Inc.

August 19, 2025

Form 20-F for the year ended December 31, 2024

Risk Factors

Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

1.	We note your response to prior comment 1, including where you propose to disclose that “The regulatory environment in China is subject to change, and companies operating in China, including ours, may be affected by evolving government policies and regulations. As a result, investors of our Company may face uncertainties related to the regularly landscape and economic policies in China. The Chinese government also directs China’s economic growth…” The proposed revisions do not fully restore your disclosure to the disclosure as contained in the Form 20-F filed April 27, 2023. As previously requested, please revise to instead disclose that the PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, that investors face potential uncertainty from the PRC government, and that the Chinese government exercises significant control over the Chinese economy, as you previously disclosed in the Form 20-F filed April 27, 2023.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully proposes to restore the referenced disclosure as follows (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s latest follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of other countries in many respects, including, but not limited to the extent of government involvement, stage of development, growth rate, foreign exchange controls and strategic allocation of resources. While the Chinese government continues to advance market-oriented reforms, the authorities also maintain an active role through government investment and policy guidance. State-owned enterprises continue to operate in key sectors of the economy. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. ~~The regulatory environment in China is subject to change, and companies operating in China, including ours, may be affected by evolving government policies and regulations. As a result, investors of our Company may face uncertainties related to the regulatory landscape and economic policies in China.~~ Further, the PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our Company and our business face potential uncertainty from the PRC government. The Chinese government also exercises significant control over ~~exercises influence directs over~~ China’s economic growth through guiding resources allocation, regulating payment of foreign currency-denominated obligations, setting monetary policy, and providing targeted support to certain industries.

Qfin Holdings, Inc.

August 19, 2025

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

*        *        *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4835 or via e-mail at haiping.li@skadden.com or the Chief Financial Officer of the Company, Alex Xu, via e-mail at ir@qfin.com.

Very truly yours,

/s/ Alex Xu
Alex Xu
Chief Financial Officer

cc:	Haisheng Wu, Chief Executive Officer and Director, Qfin Holdings, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP